Humphry Slocombe Group, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Humphry Slocombe Group, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 3, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	113,471	135,192
Accounts Receivable	36,072	131,623
Inventory	328,409	432,458
Other	303	3,282
Total Current Assets	478,256	702,556
Non-current Assets		
Computers, Automobiles, Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	459,955	579,092
Right Of Use Assets: Real Estate	9,852,772	9,635,371
Security Deposits	68,810	104,713
Loan Receivable - Related Party	245,674	245,674
Total Non-Current Assets	10,627,210	10,564,850
TOTAL ASSETS	11,105,466	11,267,406
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	269,543	485,016
Accrued Interest - Related Parties	39,550	15,500
Accrued Interest	75,819	16,126
Notes Payable - Related Parties	114,976	-
Notes Payable	224,664	273,443
Gift Card Liabilities	59,924	49,990
Short Term Lease Liability	811,555	613,529
Other Liabilities	25,069	31,234
Total Current Liabilities	1,621,099	1,484,838
Long-term Liabilities		
Notes Payable - Related Parties	254,820	380,880
Notes Payable	599,285	393,589
Long Term Lease Liability	9,413,786	9,216,364
Total Long-Term Liabilities	10,267,890	9,990,833
TOTAL LIABILITIES	11,888,990	11,475,671
EQUITY		
Common Stock	1	1
Additional Paid in Capital	3,122,319	3,122,319
Accumulated Deficit	(3,905,844)	(3,330,586)
Total Equity	(783,524)	(208,265)
TOTAL LIABILITIES AND EQUITY	11,105,466	11,267,406

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	5,507,558	4,186,193
Cost of Revenue	2,393,635	1,999,417
Gross Profit	3,113,923	2,186,776
Operating Expenses		
Advertising and Marketing	63,096	60,866
General and Administrative	2,369,178	1,753,276
Rent and Lease	1,150,567	827,819
Depreciation	231,127	303,710
Total Operating Expenses	3,813,968	2,945,671
Operating Income (loss)	(700,046)	(758,895)
Other Income		
Interest Income	2,008	1,592
Employee Retention Tax Credit Income	265,860	-
Total Other Income	267,868	1,592
Other Expense		
Interest Expense	143,081	92,443
Total Other Expense	143,081	92,443
Earnings Before Income Taxes	(575,258)	(849,746)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(575,258)	(849,746)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2022	111,092	1	29,618	-	3,122,319	(2,480,841)	641,481
Net Income (Loss)	-	-	-	-	-	(849,746)	(849,746)
Ending Balance 12/31/2022	111,092	1	29,618	-	3,122,319	(3,330,586)	(208,265)
Net Income (Loss)	-	-	-	-	-	(575,258)	(575,258)
Ending Balance 12/31/2023	111,092	1	29,618	-	3,122,319	(3,905,844)	(783,524)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(575,258)	(849,746)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	231,127	303,710
Accounts Payable and Accrued Expenses	(215,474)	77,797
Accrued Liabilities	(6,164)	(2,818)
Inventory	104,049	(211,066)
Accounts Receivable	95,551	(6,434)
Gift Card Liabilities	9,934	3,262
Accrued Interest	59,693	16,126
Accrued Interest - Related Parties	24,050	10,500
Operating Lease Liability	178,048	194,520
Other	2,979	(7,840)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	483,794	377,759
Net Cash provided by (used in) Operating Activities	(91,464)	(471,987)
INVESTING ACTIVITIES		
Fixed Assets	(111,991)	(655,242)
Security Deposits	35,904	(26,419)
Net Cash provided by (used by) Investing Activities	(76,087)	(681,662)
FINANCING ACTIVITIES		
Proceeds from Notes Payable	156,916	255,496
Proceeds from/(Repayments of) Notes Payable - Related Parties	(11,085)	128,940
Net Cash provided by (used in) Financing Activities	145,831	384,436
Cash at the beginning of period	135,192	904,405
Net Cash increase (decrease) for period	(21,720)	(769,213)
Cash at end of period	113,472	135,192

Humphry Slocombe Group, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Humphry Slocombe Group, Inc. ("the Company") was formed in California on. The Company is the makers of gourmet ice cream for adults, available for national delivery and at their Bay Area scoop shops.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Humphry Slocombe LLC. This entity has been inactive for years and management is in the process of closing the entity. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of sale, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machinery, Equipment, & Computers	5	349,066	(324,845)	-	24,221
Leasehold Improvements	15	1,333,180	(913,851)	-	419,329
Furniture & Fixtures	5-7	109,733	(109,733)	-	-
Automobiles	5	173,454	(157,049)	-	16,405
Grand Total	**-**	**1,965,433**	**(1,505,478)**	**-**	**459,955**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $328,409 as of December 31st, 2023, consisting of raw material of $6,830 and finished products of $321,579. The Company values its inventory at the lower of cost or market using the FIFO (First-In, First-Out) method of accounting.

	2023	2022
Raw Materials	6,830	61,723
Finished Products	321,579	370,735
Total	328,409	432,458

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2022	6,786	$11.77
Granted	-	$0.00
Exercised	-	$0.00
Expired/cancelled	-	$0.00
Total options outstanding, December 31, 2022	6,786	$11.77
Granted	-	$0.00
Exercised	-	$0.00
Expired/cancelled	-	$0.00
Total options outstanding, December 31, 2023	6,786	$11.77
Options exercisable, December 31, 2023	6,786	$11.77

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2022	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2022	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2023	-	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company loaned a related party amounts resulting in a loan receivable of $245,674 as of December 31st, 2023. The loan does not accrue interest and is due on demand.

A related party loaned the entity amounts resulting in a payable of $164,976 as of December 31st, 2023. The loan accrues interest at 8% annually and is due on demand.

On January 12th, 2019, the Company entered into a Promissory Note with a related party for which they received $100,000. The loan accrues interest at 8% with an original maturity date of November 11th, 2023. The loan was extended to November 11th, 2026. The balance of the loan was $100,000 as of December 31st, 2023. The loan accrued interest of $27,050 as of December 31st, 2023.

On September 26th, 2022, the Company entered into a Promissory Note with a related party for which they received $125,000. The loan accrues interest at 10% with an original maturity date of June 26th, 2023. The loan was extended to 2027. The balance of the loan principal plus accrued interest was $117,320 as of December 31st, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases Commencing Prior to December 31st, 2023

Berkeley Lease

In January of 2019, the Company entered into a lease agreement for a building at 2948 College Avenue, Berkeley, California 94705. The rentable building space is approximately 1,150 square feet. The lease required a security deposit of $5,970. The base rent is $5,000. The term of the lease is 7 years. The agreement contains the option to extend the lease for an additional 5 years. The base rent for year one of the option period shall be 105% of the base rent in year 3 of the lease and the rent shall increase 3% for each option year.

Redwood Lease

In February of 2021, the Company entered into a lease agreement for a building at 2075 Broadway Redwood City, California. The rentable building space is 598 square feet. The lease required a security deposit of $2,392. The base rent is $48 per rentable square foot with the amount increasing 3% on the anniversary of the commencement date in late 2021. The term of the lease is 120 months. The lease allows for an option to extend the lease for two additional consecutive periods of 5 years each.

Bay Street Lease

In January of 2022, the Company entered into a lease agreement for a building at 5614 Bay St. Ste 234 Emeryville, California 94608. The rentable building space is approximately 1,112 square feet. The lease required a security deposit of $4,807. The base rent started at approximately $50,040 per year and increased to $66,720 in year two with increases of approximately $1,500 per year. The lease term is 7 years. The lease allows for an option to extend the lease one additional period of 5 years. The lease increase during the option period will be based on FMV not to exceed 103% of the preceding year's base rent. The lease commencement date occurred in 2022 and the store opened to the public in September of 2022.

Pruneyard Campbell Lease

In September of 2022, the Company entered into a lease agreement for a building at 1875 South Bascom Ave, Suit 370 Campbell, California 95008. The rentable building space is 857 square feet. The lease required a security deposit of $6,323. The base rent starts at $4,499 and increases based on fair value but shall not exceed 104% of the prior years rent. The lease term is 60 months. The lease allows for an option to extend the lease for one additional period of 60 months. The store opened to the public in March of 2023.

Ferry Building Lease

In October of 2022, the Company entered into a sixth amendment agreement for a lease agreement for a building at One Ferry Building in the city and county of San Franscisco, California, commonly known as the Ferry Building. The rentable building space is approximately 517 square feet. The agreement extended the original lease through August 31st, 2028. The base rent through August 31st, 2025 will remain $8,545 and increase a few hundred every year after.

The Hive Lease

In July of 2024, the Company entered into a fifth amendment for a lease agreement for a building at 2325 Broadway, Oakland, California. The rentable space is approximately 192 square feet. The agreement extended the original lease through December 31st, 2027. The base rent through August 31st, 2025, will remain $3,750 and increases no more than 103% each year.

San Mateo Lease

In December of 2022, the Company entered into a lease agreement at 2790A Harrison Street with rent commencing on August 1st, 2023. The rentable space is approximately 945 square feet. The initial term is 2 years with two option extension periods of 3 years for the first extension and 5 years for the second extension. The base rent is approximately $5,000 increasing by 3% annually.

Dogpatch Lease

On March 15th, 2023, the Company entered into a third amendment to a lease from January 29th, 2013 at 2565 Third Street, Unit 699 22nd Street, San Francisco, California 94107. The agreement extended the original lease to March 31st, 2028. The base rent ranged from $5,355 in 2023 and 2024 to $6,030 in 2028. The lease requires a total security deposit of $20,000.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ending 2023-12
Operating lease expense	2,104,904
Short-term lease expense	-
Variable lease expense	-
Sublease income	-
Total	2,104,904

Other Information	
(Gains) losses on sale-leaseback transactions, net *	-
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	1,752,308
ROU assets obtained in exchange for new operating lease liabilities	10,003,792
Weighted-average remaining lease term in years for operating leases	9.98
Weighted-average discount rate for operating leases	4.5

Maturity Analysis	Operating
2024-12	1,238,948
2025-12	1,264,571
2026-12	1,288,466
2027-12	1,318,227
2028-12	1,199,270
Thereafter	6,465,616
Total undiscounted cash flows	12,775,098
Less: Imputed Interest	(2,549,758)
Total lease liabilities	10,225,340

Leases Commencing in 2024

The Veranda Lease

In October of 2023, the Company entered into a lease agreement for a building at 2045 Diamond Blvd #34, Concord, California 94520. The rentable building space is approximately 500 square feet. The lease required a security deposit of $33,500. The base rent starts at $7,525 and increases approximately $250 every year. The lease term is 7 years. The lease commencement date occurred in 2024 as the store opened to the public in March of 2024.

NOTE 5 – LIABILITIES AND DEBT

Square Loans

In September of 2023, the Company entered into a loan agreement for which they received $178,600. The loan contains a loan fee of $23,932 for a total required repayment of $202,532. The loan was paid off in 2024. The remaining balance was $151,757 as of December 31st, 2023.

On October 16th, 2023, the Company entered into a loan agreement for which they received $102,900. The loan contains a loan fee of $14,663 for a total required repayment of $117,563. The loan contains a term of 18 months maturing on April 16th, 2025. The repayment rate is 20% of daily receivables and a minimum payment amount of $6,531. The remaining balance was $103,318 as of December 31st, 2023.

On November 9th, 2023, the Company entered into a loan agreement for which they received $71,900. The loan contains a loan fee of $10,246 for a total required repayment of $82,146. The loan contains a term of 18 months maturing on May 9th, 2025. The repayment rate is 20% of daily receivables with scheduled monthly payments of $4,564. The remaining balance was $74,845 as of December 31st, 2023.

On November 20th, 2023, the Company entered into a loan agreement for which they received $71,800. The loan contains a loan fee of $9,621 for a total required repayment of $81,421. The loan contains a term of 18 months maturing on May 20th, 2025. The repayment rate is 20% of daily receivables and a minimum payment amount of $4,523. The remaining balance was $76,499 as of December 31st, 2023.

In December of 2023, the Company entered into a loan agreement for which they received $51,600. The loan contains a loan fee of $7,353 for a total required repayment of $58,953. The loan was paid off in 2024. The remaining balance was $54,261 as of December 31st, 2023.

On December 12th, 2023, the Company entered into a loan agreement for which they received $100,000. The loan contains a loan fee of $10,004 for a total required repayment of $110,004. The loan contains a term of 12 months maturing on December 13th, 2024. The repayment rate is 15% of daily receivables with scheduled monthly payments of $9,167. The remaining balance was $110,004 as of December 31st, 2023.

Other Loans

On August 7th, 2020, the Company entered into an SBA loan agreement for which they received $200,000. The loan accrues interest at 3.75% and is due on August 7th, 2050. The balance of the loan was $200,000 as of December 31st, 2023.

The Company entered into a loan agreement for which they received $236,181. The loan accrues interest ranging from 8% to 11% and is to be fully repaid in 2026. The balance of the loan was $129,084 as of December 31st, 2023.

Debt Summary

| | | | | For the Year Ended December 2023 | | |
Debt Instrument Name	Principal Amount	Interest Rate/ Loan Fee	Maturity Date	Current Portion	Non- Current Portion	Total Indebtedness
Square Loans	494,865	75,819	2024-2025	181,293	313,572	494,865
SBA Loan	200,000	3.75%	2050	-	200,000	200,000
Notes Payable	236,181	8%-11%	2026	43,371	85,713	129,084
Notes Payable - Related Party 1	100,000	8%	2026	-	100,000	100,000
Notes Payable - Related Party 2	125,000	10%	2027	-	104,820	104,820
Notes Payable - Related Party 3	164,976	8.00%	2027	114,976	50,000	164,976
Total				**339,639**	**854,105**	**1,193,744**

**Debt Principal Maturities
5 Years Subsequent to
2023**

Year	Amount
2024	339,639
2025	518,401
2026	128,704
2028	7,000
2029	-
Thereafter	200,000

NOTE 6 – EQUITY

The Company has authorized 250,000 common shares with a par value of $0.00001 per share. 111,092 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 295,562 preferred shares with a par value of $0.00001 per share. 29,618 shares were issued and outstanding as of 2022 and 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 3, 2025, the date these financial statements were available to be issued.

In March of 2024, the Company opened its location at The Veranda located at 2045 Diamond Blvd #34, Concord, California. In October of 2024, the Company closed its original store located at 2790 Harrison St.

On September 6th, 2024, the Company entered into a Square loan agreement for which they received $146,100. The loan contains a loan fee of $22,499 for a total required repayment of $168,599. The loan contains a term of 18 months maturing on March 6th, 2026. The repayment rate is 18.25% of daily receivables.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.